Exhibit 99.1

Tower Semiconductor Signs Agreement with Current Lender Banks

Working with Banks and Institutional Bondholders to Further
Strengthen Its Balance Sheet and Restructure Its Debt Schedule

MIGDAL HAEMEK, Israel –June 2, 2010 – Tower Semiconductor, the global specialty foundry leader, today announced that it had signed an agreement with its Israeli lender banks, according to which it will prepay $20 million of its long term bank debt, originally due in September 2011, funded by its improved operating margins, which have recently been much better than expected.

The company is working with its lender banks, Bank Leumi and Bank Hapoalim and institutional bondholders, to restructure and re-finance its long-term bank and institutional debt with a view towards further strengthening its balance sheet and debt structure, as well us enabling its business plan planned growth.

Pursuant to the agreement, the banks consented to the issuance by the Company of up to $100 million of new long term debentures, which may include long-term debentures issued in exchange for its current debentures due 2011 and 2012. The Company expects these long-term debentures to have an average duration of five to seven years, but has not yet made any decision as to the issuance of any new long-term debentures nor as to the scope, terms or timing thereof.

Russell Ellwanger, Tower's chief executive officer, said, "The signing of the agreement with our Israeli lender banks is the initial step towards the execution of a comprehensive debt restructuring plan with our banks and bond holders, designed to significantly strengthen our balance sheet. The planned restructuring will position us as a much stronger competitor in the industry, improving our debt schedule while we work to achieve our $500 million revenue target for 2010. It demonstrates the confidence of our lenders in our growth strategies and our future.”

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM), the global specialty foundry leader  and  its fully owned U.S. subsidiary Jazz Semiconductor, operate collectively under the brand name TowerJazz, manufacturing integrated circuits  with geometries ranging from  1.0  to  0.13-micron. TowerJazz provides industry leading design enablement tools to allow complex designs to be achieved quickly and more accurately and offers a broad range of customizable process technologies including SiGe, BiCMOS, Mixed-Signal and RFCMOS, CMOS Image Sensor, Power Management (BCD), and Non-Volatile Memory (NVM) as well as MEMS capabilities. To provide world-class customer service, TowerJazz maintains two manufacturing facilities in Israel and one in the U.S. with additional capacity available in China through manufacturing partnerships. For more information, please visit www.towerjazz.com.

Forward Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements and you should not place any undue reliance on such forward-looking statements. The success of the Company’s debt restructuring efforts is subject to many factors, including the following: (i) negotiation of mutually acceptable arrangements with the Company’s lenders and institutional and other debenture holders; (ii) market interest in any new debt securities the Company may propose to issue; (iii) the overall global economy conditions as well as the situation of the credit and financial markets; and (iv)  the Company’s operating results, cash flow, financial position and future prospects.

A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect our business is included under the heading "Risk Factors" in Tower’s most recent filing on Form 20-F. The Company does not intend to update, and expressly disclaims any obligation to update, the information contained in this release.

Contacts

TowerJazz Investor Relations Noit Levi, +972 4 604 7066 Noit.levi@towerjazz.com	CCG Investor Relations Ehud Helft / Kenny Green, (646) 201 9246 towersemi@ccgisrael.com